                                 SCHEDULE 13D-A

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D-A

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                   NEW WORLD COFFEE - MANHATTAN BAGEL, INC.,
                     f/k/a NEW WORLD COFFEE & BAGELS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   648904200
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                          Michael J. Pedrick, Esquire
                          Morgan, Lewis & Bockius LLP
                               1701 Market Street
                             Philadelphia, PA 19103
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)



                                JANUARY 22, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 648904200               13D-A                       PAGE 2 OF 11 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    BET ASSOCIATES, L.P.
    FEIN: 23-2957243
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    BK, WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    388,095 SHARES OF COMMON STOCK.
                    WARRANTS TO PURCHASE 250,000 SHARES OF COMMON STOCK
                    WARRANTS TO PURCHASE 3,263,178 SHARES OF COMMON STOCK
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    388,095 SHARES OF COMMON STOCK.
                    WARRANTS TO PURCHASE 250,000 SHARES OF COMMON STOCK
                    WARRANTS TO PURCHASE 3,263,178 SHARES OF COMMON STOCK
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,901,273
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* (See Instructions)                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.1%(1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------




     -------------------------
     (1) Includes shares of common stock issuable to BET Associates, L.P. upon exercise of its warrant, but does not include any other shares issuable upon exercise of warrants issued in the transaction described herein.

CUSIP NO. 648904200               13D-A                       PAGE 3 OF 11 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Bruce E. Toll
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    388,095 shares of Common Stock.
                    219,250 shares of Common Stock.
   SHARES           Warrants to purchase 250,000 shares of Common Stock
                    Warrants to purchase 3,263,178 shares of Common Stock
               -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER

                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER

  REPORTING         388,095 shares of Common Stock.
                    219,250 shares of Common Stock.
                    Warrants to purchase 250,000 shares of Common Stock
   PERSON           Warrants to purchase 3,263,178 shares of Common Stock
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,120,523
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* (See Instructions)                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.2%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------



     -----------------------
     (2) Includes shares of common stock issuable to BET Associates, L.P. upon exercise of its warrant, but does not include any other shares issuable upon exercise of warrants issued in the transaction described herein.

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 2 (the "Amendment") amends Schedule 13D-A which was originally filed on October 5, 2000, relating to the common stock (the "Common Stock") of New World Coffee - Manhattan Bagel, Inc., f/k/a New World Coffee & Bagels, Inc., a Delaware corporation ("New World"). The principal executive offices of New World are located at 246 Industrial Way West, Eatontown, New Jersey 07724.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed by (i) BET Associates, L.P., a Delaware limited partnership (the "Company"), with respect to shares beneficially owned by it; and (ii) Bruce E. Toll with respect to shares beneficially owned by Mr. Toll and the Company. Mr. Toll is the sole member of BRU LLC, a Delaware limited liability company ("BRU"), which is the sole general partner of the Company. Mr. Toll and the Company are sometimes referred to herein as the "Filing Persons." Any disclosure herein with respect to persons other than the Filing Persons are made on information and belief after making inquiry to the appropriate party.

         (b) The business address of the Filing Persons is: 3103 Philmont Avenue, Huntingdon Valley, Pennsylvania 19006.

         (c) The principal business of the Company is to invest in businesses. Mr. Toll's principal occupation is as Vice-Chairman of Toll Brothers Inc., a publicly-traded company engaged primarily in the business of developing and constructing residential real estate.

         (d) During the last five years, none of the persons referred to in paragraph (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

         (e) During the last five years, none of the persons referred to in paragraph (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Toll is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) As described more fully in that certain Schedule 13D filed by the Filing Persons on October 5, 2000, the Company was issued 8,108.108 shares of Series D Preferred Stock (the "Original Preferred Stock") and a warrant to purchase 1,196,910 shares of Common Stock at a price of $0.01 per share (the "Original Warrant") pursuant to a Series D Preferred Stock and Warrant Purchase Agreement (the "Original Purchase Agreement") among New World, the Company and Brookwood New World Investors, LLC, a Delaware limited liability company ("Brookwood"). New World later issued the Company 258.522 shares of Series D Preferred Stock as a payment in kind dividend for the Original Preferred Stock (the "PIK Shares").

         In a new financing transaction between New World and Halpern Denny III, L.P. ("HD") (the "HD Transaction"), New World and HD entered into a Series F Preferred Stock and Warrant Purchase Agreement (the "HD Purchase Agreement"), pursuant to which New World sold shares of newly authorized Series F Preferred Stock, $0.001 par value per share (the "Series F Preferred Stock"), and a warrant to purchase Common Stock. In connection with the HD Transaction, New World, Brookwood and the Company entered into an Exchange Agreement dated as of January 18, 2001 (the "Exchange Agreement"). The Exchange Agreement is attached hereto as Exhibit 99.6. The transactions contemplated by the Exchange Agreement were closed on January 22, 2001. Under the Exchange Agreement, New World exchanged the Original Preferred Stock, the PIK Shares and the Original Warrant for 8,213.01 shares of Series F Preferred Stock, $0.001 par value per share, and the warrant to purchase an aggregate of 3,263,178 shares of Common Stock at a price of $0.01 per share (the "New Warrant"). The form of a New Warrant is attached hereto as Exhibit 99.7.

          (b) The Company, through separate agreement, has the right to purchase 250,000 shares of Common Stock at a price of $2.00 per share upon exercise of its Warrant (the "November Warrant"). The Company's November Warrant was acquired pursuant to a Warrant Transfer Agreement dated July, 1999, by and between the Company and Jack Zalkind. The aggregate consideration paid for the November Warrant was $50,000. The Company funded the purchase of the November Warrant from the Company's working capital.


          (c) The Company sold 150,000 shares of Common Stock on January 26, 2001, on the open market. In addition, Mr. Toll personally acquired 200,000 shares of Common Stock on January 31, 2001, as part of a referral fee in connection with the placement of Series F Preferred Stock investors.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the Exchange Agreement was to ensure that the terms of the original investment by the Company and Brookwood would be economically equivalent to the terms of the HD Transaction. To provide for such equivalency, the Company's Original Preferred Stock and Original Warrant were exchanged for the 8,213.01 shares of Series F Preferred Stock and the New Warrant having the terms described below. The Exchange Agreement supercedes the Original Purchase Agreement, except for the representations and warranties made by the parties in the Original Purchase Agreement.

         According to the Certificate of Designation, Preferences and Rights of the Series F Preferred Stock (the "Certificate of Designation"), attached hereto as Exhibit 99.8, holders of Series F Preferred Stock are entitled to receive, when, as and if declared by New World's board of directors, and to the extent funds are legally available, cumulative dividends payable quarterly, commencing on March 31, 2001 at the rate of 16% per annum (the "Dividend Percentage Rate") of the liquidation preference. The dividends are payable in kind as additional shares of Series F Preferred Stock. The liquidation preference for each share of Series F Preferred Stock is equal to $1,000 plus all accrued and unpaid dividends. The Dividend Percentage Rate will increase by an additional 2% per semi-annum on each January 18 and July 18, commencing on January 18, 2002, on each outstanding share of Series F Preferred Stock until such share of Series F Preferred Stock has been redeemed by New World as required by the Certificate of Designation. No dividends or other distributions of any kind may be declared or paid on, nor will New World redeem, purchase or acquire any shares of the Common Stock, any of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock or Series D Preferred Stock or any other junior class or series of stock, other than stock dividends and distributions of the right to purchase common stock and repurchase any such rights in accordance with New World's Rights Agreement dated June 7, 1999 (the "Rights Plan"), unless all dividends on the Series F Preferred Stock accrued for all past dividend periods have been paid.

         The Certificate of Designation provides that the Series F Preferred Stock is redeemable at the election of New World, in whole or in part, at any time ("Optional Redemption Date") on not less than 5 nor more than 60 days' prior notice, for an amount equal to 100% of the Purchase Price (as defined below), plus all accrued or declared but unpaid dividends, if any, to the date of redemption (the "Redemption Price"). The "Purchase Price" of each share of the Series F Preferred Stock shall be $1,000 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares).

         All outstanding shares of Series F Preferred Stock must be redeemed (subject to the legal availability of funds therefor) in whole on the earlier of January 18, 2004 or the closing date of New World's acquisition of 70% or more of the outstanding stock, or all or substantially all of the assets, of Einstein/Noah Bagel Corporation ("Einstein") or the acquisition by Einstein of all or substantially all of the assets or stock of New World (the "Mandatory Redemption Date"), at the Redemption Price.

         In the event that New World fails to pay the Redemption Price in cash on the Mandatory Redemption Date, the Redemption Price will be paid on such date by the issuance of a senior subordinated note (the "Note"), in the form attached hereto as Exhibit 99.9.

         Under the terms of the Exchange Agreement, if within one year of the closing, New World (i) fails to redeem the Series F Preferred Stock in accordance with the terms set forth in the Certificate of Designation, (ii) redeems the Series F Preferred Stock by the issuance of the Note, but has not paid the Note in full or (iii) a business combination with Einstein has not occurred and the Series F Preferred Stock has not been redeemed in full in accordance with the Certificate of Designation, New World will be required to issue to the Company a warrant representing an additional 0.577% of the fully diluted Common Stock (taking into account all options, warrants and other convertible securities of New World, but not including any outstanding warrants or options with a strike price greater than $3.00 per share and not including the New Warrant) outstanding on such first anniversary date and on each June 30 and December 31 thereafter. The percentage will be reduced pro rata to the extent that the Series F Preferred Stock issued to the Company has been redeemed or the Note has been repaid. The Company is also entitled to receive additional warrants in certain circumstances. The shares of Common Stock issuable upon exercise of the New Warrant are entitled to registration rights under the terms of the Amended and Restated Registration Rights Agreement among New World, the Company, Brookwood and HD, attached hereto as Exhibit 99.10.

         Also under the terms of the Exchange Agreement, New World amended its bylaws to provide that the authorization of at least 75% of the board of directors is required to authorize the filing of a petition under the United States bankruptcy code and increased the number of directors to nine.

         Under a Stockholders Agreement among New World, the Company, Brookwood and HD, dated as of January 18, 2001 (the "Stockholders Agreement"), attached hereto as Exhibit 99.11, New World must take all necessary actions to cause the election of one director designated by the Company; provided, however, that if the shares of Series F Preferred Stock held by the Company are redeemed for cash in accordance with the Certificate of Designation or the Note to be issued in accordance with the Certificate of Designation is paid in full, the Company will no longer have the right to designate a director. The Note also requires New World to take all necessary actions to cause the election of one director designated by the Company.

         Under the Stockholders Agreement, New World has granted to the Company, Brookwood and HD the right to purchase such stockholder's proportionate percentage in future offerings of securities of New World other than (i) issuances of certain options or warrants to employees, directors or consultants,
(ii) issuances in connection with any merger or acquisition, (iii) issuances in an underwritten public offering or (iv) issuances to a bank or other institutional investor in connection with a debt financing. Also pursuant to the Stockholders Agreement, New World granted the Company, Brookwood and HD a co-sale right in certain situations.

         Furthermore, according to the Certificate of Designation, so long as any shares of Series F Preferred Stock remain outstanding, New World may not, without the vote or written consent by the holders of at least 67% of the then outstanding shares of the Series F Preferred Stock, voting together as a single class:

                  (i) amend or repeal any provision of New World's Certificate of Incorporation or By-Laws in a manner which materially and adversely affects the rights and preferences of the holders of Series F Preferred Stock;

                  (ii) authorize or issue shares of any class of stock having any preference or priority as to dividends or assets superior to or on a parity with the Series F Preferred Stock;

                  (iii) pay or declare any dividend on any other type or class of securities, other than a dividend payable in Common Stock or rights under the Rights Plan;

                  (iv) repurchase or redeem any shares of capital stock of New World other than the redemption of the Series F Preferred Stock;

                  (v) authorize (i) a sale of any material asset of a value in excess of $1,000,000 of New World or any subsidiary or subsidiaries of New World, (ii) a sale of any substantial portion of the assets of New World or any subsidiary or subsidiaries (other than sales of stores owned by New World or its subsidiaries) or (iii) a recapitalization or reorganization of New World or any subsidiary or subsidiaries of New World (other than stock splits, combinations and/or dividends);

                  (vi) take any action that results in New World or any subsidiary or subsidiaries of New World incurring or assuming more than $1,000,000 of funded indebtedness (other than borrowings of up to $17,119,848 by New World for funded debt, either on an individual or accumulative basis except (A) that New World may obtain substitute financings for its existing line of credit on similar terms from a substitute lender up to the outstanding loan balance on the existing line of credit on the date of such substitution, and (B) as contemplated by the HD Purchase Agreement and the Exchange Agreement);

                  (vii) effect any change of control event, except as contemplated by the HD Purchase Agreement and the Exchange Agreement;

                  (viii) effect (i) an acquisition of another corporation or other entity, or a unit or business group of another corporation or entity, by merger or otherwise, except as contemplated by the HD Purchase Agreement and the Exchange Agreement or (ii) the purchase of all or substantially all of the capital stock, other equity interests or assets of any other entity or person, except as contemplated in the HD Purchase Agreement and the Exchange Agreement;

                  (ix) increase the number of directors of the board of directors of New World except as contemplated in the HD Purchase Agreement and the Exchange Agreement;

                  (x) effect or allow fundamental change in the nature of New World's business;

                  (xi) otherwise materially affect the rights, privileges and preferences of the holders of New World's Series F Preferred Stock; or

                  (xii)  effect any change of the executive officers of New
         World.

         Under the Certificate of Designation, the holders of Series F Preferred Stock, except as otherwise required under the laws of Delaware or as set forth in the Certificate of Designation, are not be entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of New World.

         Under the Certificate of Designation and the Note, the majority of the then outstanding Series F Preferred Stock, voting or consenting, as the case may be, as one class, will be entitled to elect up to four directors (the "Series F Directors"), provided that one of the Series F Directors shall be designated by the Company.

         If (i) dividends on the Series F Preferred Stock are in arrears and unpaid for any quarterly period, which failure to pay continues for a period of thirty (30) days; or (ii) New World fails to discharge any redemption obligation with respect to the Series F Preferred Stock and such failure continues more than 90 days following a mandatory redemption date, then (A) the number of members comprising New World's board of directors will automatically increase by such number so that such additional directors (but including the board seats elected by the holders of Series F Preferred Stock) constitutes not less than 50% of the board of directors of New World and (B) the holders of the majority of the then outstanding Series F Preferred Stock, voting or consenting, as the case may be, as one class, will be entitled to elect directors to the board of directors to fill the vacancies created by such increase, provided that such directors are designated equally by (A) HD on the one hand, and (B) the Company and Brookwood on the other hand. Such voting rights will continue until such time as, in the case of a dividend default, all dividends in arrears on the Series F Preferred Stock are paid in full and, in the case of the failure to redeem, until payment of the Redemption Price in cash or until the
Note is delivered, at which time the term of the directors elected as described in this paragraph will terminate.

         New World may not modify, change, affect or amend the Certificate of Incorporation or the Certificate of Designation to increase the authorized Series F Preferred Stock, without the affirmative vote or consent of holders of at least a 67% of the shares of Series F Preferred Stock then outstanding, voting or consenting, as the case may be, as one class.

         The Company was paid a transaction fee of $187,500 by New World upon consummation of the transaction under the Exchange Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Company beneficially owns an aggregate of 3,901,273 shares (including 3,263,178 shares of Common stock which the Company may acquire upon exercise of its Warrant and 250,000 shares of Common Stock that the Company may acquire upon exercise of its November Warrant) of Common Stock of New World, which constitutes approximately 20.1% of the 19,418,007 shares of Common Stock outstanding as of January 18, 2001, giving effect to the issuance of the shares which the Company has the right to acquire upon exercise of its Warrants. As the Company's general partner, Mr. Toll beneficially owns an aggregate of 4,120,523 shares (including 3,263,178 shares of Common Stock which the Company may acquire upon exercise of its Warrant and 250,000 shares of Common Stock that the Company may acquire upon exercise of its November Warrant) of Common Stock of New World, which constitutes approximately 21.2% of the 19,418,007 shares of Common Stock outstanding as of January 18, 2001, giving effect to the issuance of the shares which the Company has the right to acquire upon exercise of its Warrants.

         (b) The Company has the power to vote and dispose of all of the shares of Common Stock (including the shares of Common Stock which the Company has the right to acquire upon the exercise of its Warrant and November Warrant) beneficially owned by it. As the Company's general partner, Mr. Toll has the power to vote and dispose of all of the shares of Common Stock (including the shares of Common Stock which the Company has the right to acquire upon exercise of its Warrant and November Warrant) beneficially owned by the Company.

         (c) Other than as described in Items 3 and 4 above, neither of the Filing Persons has engaged in any transactions in the Common Stock within the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth in Item 4 of this Amendment, neither of the Filing Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of New World, including but not limited to transfer or voting of any of the securities of New World, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of New World.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         99.6   Exchange Agreement

         99.7   Form of New Warrant

         99.8   Certificate of Designation

         99.9   Form of Note

         99.10  Amended  and Restated Registration Rights Agreement

         99.11  Stockholders Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2001

                                            BET ASSOCIATES, LLC,
                                            a Delaware limited partnership

                                                By: BRU LLC
                                                    Its General Partner


                                                By: /s/ BRUCE E. TOLL
                                                   -----------------------------
                                                Name: Bruce E. Toll
                                                Title: Member



                                                /s/ BRUCE E. TOLL
                                                   -----------------------------
                                                Name: Bruce E. Toll

                                  EXHIBIT INDEX

Exhibit No.          Document

    99.6 Exchange Agreement dated January 18, 2001 among New World Coffee - Manhattan Bagel, Inc., and the Stockholders (as listed on Schedule I of the Exchange Agreement)

    99.7 Form of New Warrant to purchase common stock of New World Coffee - Manhattan Bagel, Inc.

    99.8 New World Coffee - Manhattan Bagel, Inc., Certificate of Designation, Preferences and Rights of Series F Preferred Stock

    99.9 Form of New World Coffee - Manhattan Bagel, Inc., Senior Subordinated Note

    99.10 Amended and Restated Registration Rights Agreement dated January 18, 2001, among New World Coffee - Manhattan Bagel, Inc., Brookwood New World Investors, LLC, BET Associates, L.P. and Halpern Denny III, L.P.

    99.11 Stockholders Agreement dated January 18, 2001, among New World Coffee - Manhattan Bagel, Inc., Brookwood New World Investors, LLC, BET Associates, L.P. and Halpern Denny III, L.P.